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MEMORANDUM
TO:                Chad Eskildsen
                   U. S. SECURITIES AND EXCHANGE COMMISSION

FROM:              Susan Rhee
                   ASSISTANT VICE PRESIDENT & ASSOCIATE GENERAL COUNSEL

DATE:              March 13, 2009
SUBJECT:           Response to Comments to Form N-CSR for JNL Investors Series
                   Trust (the "Trust")
                   File Nos: 333-43300 and 811-10041
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This memorandum  addresses the U.S.  Securities and Exchange  Commission staff's
("Commission"  and  "Commission   Staff",  as  appropriate)   comments  received
telephonically on March 11, 2009 to the Trust's Form N-CSR.

Each of the comments, as we understood them, is repeated below in italics, with responses immediately following. Please note that all underscored, italicized or bolded text will appear as all capital letters in EDGAR.

ANNUAL REPORT

1.   PLEASE  CLARIFY  THE  INVESTMENT   OBJECTIVE  OF  THE  JACKSON  PERSPECTIVE
     OPTIMIZED 5 FUND.

     RESPONSE: For future filings we will use the investment objectives stated in the Trust's prospectus.


2. IN NOTE 3 PLEASE DISCLOSE THE AFFILIATION BETWEEN THE SUB-ADVISER AND THE CUSTODIAN.

     RESPONSE: For future filings we will disclose this affiliation.


3. FOR AFFILIATED INVESTMENTS, PLEASE DISCLOSE THE REALIZED LOSSES FROM THE SALES OF THE SECURITIES LENDING COLLATERAL POOL.

     RESPONSE: We will prospectively show these amounts for the affiliated investments.


4.   IN  NOTE  3  PLEASE   INCLUDE   THE  AMOUNT  OF   POTENTIALLY   RECOVERABLE
     REIMBURSEMENTS CATEGORIZED BASED ON THE YEAR IN WHICH THE ADVISER'S ABILITY TO RECOVER SUCH AMOUNTS EXPIRES.

     RESPONSE: For future filings we will include this information.


It is the Trust's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336. Thank you for your prompt attention to this matter.

cc:      File

1 Corporate Way Lansing, MI 48951 Phone: (517) 367-4336 Fax: (517) 706-5517
            Toll Free: (800) 565-9044 email: susan.rhee@jackson.com